                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is the text of a message sent by HP to HP shareowners.




Dear HP Shareowner:

The special meeting of Hewlett-Packard shareowners is less than a week away. We need your support voting FOR the merger with Compaq, which we are convinced will create the shareowner value you expect and deserve.

                          KEY INVESTORS WILL VOTE "FOR"

As you know, ISS, the nation's leading institutional voting advisory service, has recommended that its clients, including mutual funds and other fiduciaries, vote for the merger. We are gratified that many large institutions will, in fact, vote FOR:

- Just yesterday, Putnam Investment Management, Hewlett-Packard's fourth largest institutional investor, owning over 40 million shares, announced its support for the transaction.

- Barclays Global Investors, one of HP's largest institutional investors, had previously agreed to follow ISS' recommendation, and is voting more than 35 million shares FOR the merger.

- Today, both Banc One and the State Teachers Retirement System of Ohio announced their intention to vote for the merger.

- Steve Salopek, a Banc One fund manager, said his firm is "voting for the deal because a combined HP and Compaq is stronger than a standalone HP."

                        YOUR VOTE CAN MAKE THE DIFFERENCE

Since time is short and your vote extremely important, we have established a method which will enable you to vote by toll-free Proxygram. Please take a few minutes of your time to follow the simple steps listed below.

If you have any questions or need assistance in the last-minute voting of your shares, please call our proxy solicitors, INNISFREE M&A INCORPORATED toll-free at (877)750-5836, or GEORGESON SHAREHOLDER toll-free at (888)921-5724.

Thank you for your support.

Carleton S. Fiorina
Chairman of the Board and
Chief Executive Officer
HEWLETT-PACKARD COMPANY


      TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF THE COMPANY ARE
                         AVAILABLE TO ASSIST YOU NOW!!!

                                  INSTRUCTIONS

1.  Call Toll-Free 1-877-880-9547, anytime, day or night.

2. Tell the operator that you wish to send a collect ProxyGram to ID No. ****, Hewlett-Packard Company.

3.  State your name, address and telephone number.

4. State the bank or broker at which your shares are held and your control number as shown below:

                Name:

                Broker:
                Control Number:
                Number of Shares:

5. Give the operator your voting preferences, using the proxy text below.

                             HEWLETT-PACKARD COMPANY

                 Special Meeting of Shareowners - March 19, 2002

           This Proxy is solicited on Behalf of the Board of Directors

The undersigned hereby appoints Carleton S. Fiorina and Ann O. Baskins, and each of them, as proxies for the undersigned, with full power of substitution, to act and to vote all shares of Common Stock of Hewlett-Packard Company held of record by the undersigned at the close of business on January 28, 2002, at the special meeting of shareowners to be held at 8:00 a.m,. local time, on Tuesday, March 19, 2002, or any adjournment or postponement thereof.

                              THANK YOU FOR VOTING!


           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING
                                    PROPOSAL.

Proposal to approve the issuance of shares of Hewlett-Packard Company common stock in connection with a merger of Heloise Merger Corporation with and into Compaq Computer Corporation contemplated by the Agreement and Plan of Reorganization among HP, Heloise Merger Corporation and Compaq.

     (  ) FOR           (  ) AGAINST            (  ) ABSTAIN

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREOWNER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE-DESCRIBED PROPOSAL AND, WHETHER OR NOT DIRECTION IS MADE, WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE UNDERSIGNED HEREBY REVOKES ALL PROXIES PREVIOUSLY GIVEN BY THE UNDERSIGNED TO VOTE AT THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Please give name to the operator exactly as your name or names appear. For joint accounts, each owner should give name. When voting as executor, administrator, attorney, trustee or guardian, etc., please give your full title.

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501, or Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269- 2000, 800-433-2391.

CONFIDENTIAL INDENTIFICATION NUMBER:
Your identification number is confidential. It is to assure the operator of your identity.



Dear HP Shareowner:

The special meeting of Hewlett-Packard shareowners is less than a week away. We need your support voting FOR the merger with Compaq, which we are convinced will create the shareowner value you expect and deserve.

                  KEY INVESTORS WILL VOTE "FOR"

As you know, ISS, the nation's leading institutional voting advisory service, has recommended that its clients, including mutual funds and other fiduciaries, vote for the merger. We are gratified that many large institutions will, in fact, vote FOR:

- Just yesterday, Putnam Investment Management, Hewlett-Packard'sfourth largest institutional investor, owning over 40 million shares, announced its support for the transaction.

- Barclays Global Investors, one of HP's largest institutional investors, had previously agreed to follow ISS' recommendation, and is voting more than 35 million shares FOR the merger.

- Today, both Banc One and the State Teachers Retirement System of Ohio announced their intention to vote for the merger.

- Steve Salopek, a Banc One fund manager, said his firm is "voting for the deal because a combined HP and Compaq is stronger than a standalone HP."

                YOUR VOTE CAN MAKE THE DIFFERENCE

Since time is short and your vote extremely important, we have established a method which will enable you to vote by toll-free Proxygram. Please take a few minutes of your time to follow the simple steps listed below.

If you have any questions or need assistance in the last-minute voting of your shares, please call our proxy solicitors, INNISFREE M&A INCORPORATED toll-free at (877)750-5836, or GEORGESON SHAREHOLDER toll-free at (888)921-5724.

Thank you for your support.

Carleton S. Fiorina
Chairman of the Board and
Chief Executive Officer
HEWLETT-PACKARD COMPANY


      TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF THE COMPANY ARE
                         AVAILABLE TO ASSIST YOU NOW!!!

                                  INSTRUCTIONS

1.   Call Toll-Free 1-877-880-9547, anytime, day or night.

2. Tell the operator that you wish to send a collect ProxyGram to ID No. ****, Hewlett-Packard Company.

3.   State your name, address and telephone number.

4. State your Confidential Identification Number and Number of Shares as shown below:

       Confidential Identification Number:

       Number of Shares:

5.   Give the operator your voting preferences, using the proxy text below.


                             HEWLETT-PACKARD COMPANY

                 Special Meeting of Shareowners - March 19, 2002

           This Proxy is solicited on Behalf of the Board of Directors

The undersigned hereby appoints Carleton S. Fiorina and Ann O. Baskins, and each of them, as proxies for the undersigned, with full power of substitution, to act and to vote all shares of Common Stock of Hewlett-Packard Company held of record by the undersigned at the close of business on January 28, 2002, at the special meeting of shareowners to be held at 8:00 a.m,. local time, on Tuesday, March 19, 2002, or any adjournment or postponement thereof.

                              THANK YOU FOR VOTING!



           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING
                                    PROPOSAL.

Proposal to approve the issuance of shares of Hewlett-Packard Company common stock in connection with a merger of Heloise Merger Corporation with and into Compaq Computer Corporation contemplated by the Agreement and Plan of Reorganization among HP, Heloise Merger Corporation and Compaq.

     (  ) FOR           (  ) AGAINST            (  ) ABSTAIN

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREOWNER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE-DESCRIBED PROPOSAL AND, WHETHER OR NOT DIRECTION IS MADE, WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE UNDERSIGNED HEREBY REVOKES ALL PROXIES PREVIOUSLY GIVEN BY THE UNDERSIGNED TO VOTE AT THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Please give name to the operator exactly as your name or names appear. For joint accounts, each owner should give name. When voting as executor, administrator, attorney, trustee or guardian, etc., please give your full title.

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501, or Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269- 2000, 800-433-2391.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.